UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOVEST INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Christian Thomas, Esq. Thomas Law Group, P.C. 1001 Avenue of the Americas New York, New York 10018 (212) 790-9062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. N/A	13D	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Valens Offshore SPV I, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 47,271,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 47,271,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,271,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.27%*
14	TYPE OF REPORTING PERSON OO

* Based on the beneficial ownership of 47,271,830 shares of Common Stock by Valens Offshore SPV I, Ltd. which includes 22,783,263 shares of Common Stock beneficially owned by Valens Offshore SPV II, Corp., a wholly-owned subsidiary of Valens Offshore SPV I, Ltd., and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Valens Offshore SPV I, Ltd holds approximately 47.27% of the issued and outstanding Common Stock of the Issuer. Voting and dispositive power with respect to the shares of Common Stock is shared with Valens Capital Management, LLC, who acts as investment manager of Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp. and Eugene Grin, the Principal of Valens Capital Management, LLC.

Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Valens Offshore SPV II, Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,783,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,783,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,783,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.78%*
14	TYPE OF REPORTING PERSON CO

*Based on the beneficial ownership of 22,783,263 shares of Common Stock by Valens Offshore SPV II Corp. and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Valens Offshore SPV II Corp holds approximately 22.78% of the issued and outstanding Common Stock of the Issuer. Voting and dispositive power with respect to the shares of Common Stock is shared with Valens Offshore SPV, Ltd., the parent of Valens Offshore SPV II, Corp., Valens Capital Management, LLC, who acts as investment manager of Valens Offshore SPV II, Corp. and Eugene Grin, the Principal of Valens Capital Management, LLC.

Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Valens U.S. SPV I, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,722,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,722,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,722,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.72%*
14	TYPE OF REPORTING PERSON OO

*Based on the beneficial ownership of 7,722,949 shares of Common Stock by Valens U.S. SPV I, LLC and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Valens U.S. SPV I, LLC holds approximately 7.72% of the issued and outstanding Common Stock of the Issuer. Voting and dispositive power with respect to the shares of Common Stock is shared with Valens Capital Management, LLC, who acts as investment manager of Valens Offshore SPV II, Corp. and Eugene Grin, the Principal of Valens Capital Management, LLC.

Page 5 of 22 Pages

1	NAME OF REPORTING PERSON Valens Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,994,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,994,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,994,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.99%*
14	TYPE OF REPORTING PERSON OO

*Based on the beneficial ownership of 54,994,779 shares of Common Stock by Valens Capital Management, LLC and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Valens Capital Management, LLC holds approximately 54.99% of the issued and outstanding Common Stock of the Issuer. Valens Capital Management, LLC acts as investment manager of Valens Offshore SPV I, Ltd, Valens Offshore SPV II, Corp. and Valens U.S. SPV I, LLC and shares with each of those entities voting and dispositive power with respect to the shares of Common Stock held by such entities. Valens Capital Management, LLC also shares voting and dispositive power with respect to the shares of Common Stock with Eugene Grin, its Principal.

Page 6 of 22 Pages

1	NAME OF REPORTING PERSON PSource Structured Debt Limited (in liquidation)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,707,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,707,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,707,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%*
14	TYPE OF REPORTING PERSON OO

*Based on the beneficial ownership of 7,707,715 shares of Common Stock by PSource Structured Debt (in liquidation) Limited and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, PSource Structured Debt Limited (in liquidation) holds approximately 7.71% of the issued and outstanding Common Stock of the Issuer. Voting and dispositive power with respect to the shares of Common Stock is shared with Laurus Capital Management, LLC, who provides investment management services manager to PSource Structured Debt Limited (in liquidation), pursuant to an agreement in principle and Eugene Grin, the Principal of Laurus Capital Management, LLC. PSource Structured Deb Limited (in liquidation) is in the process of winding-up and liquidating its assets. Voting and dispositive power is also shared with James Robert Toynton and Alan John Roberts who were appointed as Joint Liquidators of PSource Structured Debt Limited (in liquidation), as more fully described in Item 2 hereof.

Page 7 of 22 Pages

1	NAME OF REPORTING PERSON Laurus Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,707,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,707,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,707,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%*
14	TYPE OF REPORTING PERSON OO

*Based on the beneficial ownership of 7,707,715 shares of Common Stock by Laurus Capital Management, LLC and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Laurus Capital Management, LLC holds approximately 7.71% of the issued and outstanding Common Stock of the Issuer. Laurus Capital Management, LLC provides investment management services to PSource Structured Debt Limited (in liquidation) pursuant to an agreement in principle. Voting and dispositive power with respect to the shares of Common Stock is shared with PSource Structured Debt Limited (in liquidation) and with Eugene Grin, the Principal of Laurus Capital Management, LLC. PSource Structured Debt Limited (in liquidation) is in the process of winding-up and liquidating its assets. Voting and dispositive power is also shared with James Robert Toynton and Alan John Roberts who were appointed as Joint Liquidators of PSource Structured Debt Limited (in liquidation), as more fully described in Item 2 hereof.

Page 8 of 22 Pages

1	NAME OF REPORTING PERSON James Robert Toynton
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,707,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,707,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,707,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 7,707,715 shares of Common Stock by James Robert Toynton, as Joint Liquidator of PSource Structured Debt Limited (in liquidation) and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, James Robert Toynton holds approximately 7.71% of the issued and outstanding Common Stock of the Issuer. Mr. Toynton disclaims beneficial ownership on his individual behalf of all 7,707,215 shares of Common Stock reported above. PSource Structured Debt Limited (in liquidation) is in the process of winding-up and liquidating its assets. James Robert Toynton and Alan John Roberts were appointed as Joint Liquidators of PSource Structured Debt Limited (in liquidation), as more fully described in Item 2 hereof. James Robert Toynton shares voting and dispositive power with respect to the Common Stock with Alan John Roberts. Voting and dispositive power is also shared with PSource Structured Debt Limited (in liquidation), Laurus Capital Management, LLC and Eugene Grin, as Principal of Laurus Capital Management, LLC.

Page 9 of 22 Pages

1	NAME OF REPORTING PERSON Alan John Roberts
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,707,715
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,707,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,707,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.71%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 7,707,715 shares of Common Stock by Alan John Roberts, as Joint Liquidator of PSource Structured Debt Limited (in liquidation) and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Alan John Roberts holds approximately 7.71% of the issued and outstanding Common Stock of the Issuer. Mr. Roberts disclaims beneficial ownership on his individual behalf of all 7,707,215 shares of Common Stock reported above. PSource Structured Debt Limited (in liquidation) is in the process of winding-up and liquidating its assets. James Robert Toynton and Alan John Roberts were appointed as Joint Liquidators of PSource Structured Debt Limited (in liquidation), as more fully described in Item 2 hereof. Alan John Roberts shares voting and dispositive power with respect to the Common Stock with James Robert Toynton. Voting and dispositive power is also shared with PSource Structured Debt Limited (in liquidation), Laurus Capital Management, LLC and Eugene Grin, as Principal of Laurus Capital Management, LLC.

Page 10 of 22 Pages

1	NAME OF REPORTING PERSON Eugene Grin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,702,494
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,702,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,702,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.7%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 62,702,494 shares of Common Stock by Eugene Grin and 100,000,000 shares of total Common Stock issued and outstanding as of July 18, 2013, Eugene Grin holds approximately 62.7% of the issued and outstanding Common Stock of the Issuer. Eugene Grin is Principal of Valens Capital Management LLC and Laurus Capital Management, LLC. Eugene Grin shares voting and dispositive power with respect to all shares of Common Stock beneficially owned by Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp, Valens U.S. SPV I, LLC , Valens Capital Management, LLC, PSource Structured Debt Limited (in liquidation), Laurus Capital Management, LLC, James Robert Toynton, as Joint Liquidator of PSource Structured Debt Limited (in liquidation) and Alan John Roberts, as Joint Liquidator of PSource Structured Debt Limited (in liquidation) that are the subject of this Schedule 13D filing.

Page 11 of 22 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of Biovest International, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 300 South Hyde Park Avenue, Suite 210, Tampa, Florida 33606

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

Valens Offshore SPV I, Ltd.(“VOFF SPV I”), a Cayman Islands limited company;

Valens Offshore SPV II, Corp.(“VOFF SPV II”), Delaware corporation;

Valens U.S. SPV I, LLC (“Valens US”), a Delaware limited liability company;

Valens Capital Management, LLC (“VCM”), a Delaware limited liability company. VCM, acting through its controlling principal, Eugene Grin, serves as investment manager of each of VOFF SPV I, VOFF SPV II and Valens US and shares voting and investment power over the shares of Common Stock held by VOFF SPV I, VOFF SPV II and Valens US. VCM provides investment management services to Valens US under the terms of that certain Amended and Restated Investment Management Agreement, dated as of August 1, 2007 by and between VCM and Valens US Fund, LLC, the parent company to Valens &US, as amended; VCM provides investment management services to VOFF SPV I and VOFF SPV II under the terms of that certain Amended and Restated Investment Management Agreement, dated as of October 17, 2007 by and between VCM, Walkers Fund Services Limited, as trustee, and Valens Offshore Fund, the parent company to VOFF SPV I, as amended;

PSource Structured Debt Limited (in liquidation) (“PSource”) a closed end company incorporated with limited liability in Guernsey. PSource is currently in voluntary wind-up.;

Laurus Capital Management LLC (“LCM”), a Delaware limited liability company. LCM acting through its controlling principal, Eugene Grin, provides day to day investment management services to PSource and its subsidiaries concerning their respective assets, including the shares of Common Stock owned by PSource reported in this Schedule 13D and shares voting and investment power over the shares of Common Stock held by PSource, subject, in each case, to certain oversight and preapproval rights of the Joint Liquidators (as defined below), and LCM’s obligations to PSource under an agreement in principle for the provision of investment management services by LCM to PSource and its subsidiaries; all of the foregoing subject to specific directions otherwise given by the Joint Liquidators at their discretion;

James Robert Toynton, an individual and citizen of Guernsey, Channel Islands (“Mr. Toynton”). PSource is currently in voluntary wind-up and each of Mr. Toynton and Alan John Roberts (“Mr. Roberts”) of Grant Thornton Limited were appointed joint liquidators of PSource at the extraordinary general meeting of PSource by a special resolution of the shareholders of PSource held on May 16, 2013. Mr. Roberts and Mr. Toynton shall be collectively referred to herein as the “Joint Liquidators”. The Joint Liquidators have discretion over the management of PSource and its subsidiaries and the disposition of their respective assets, including the shares of Common Stock owned by PSource reported in this Schedule 13D. The Joint Liquidators, in their capacities as such, share voting and investment power over the shares of Common Stock held by PSource.

Alan John Roberts, an individual and citizen of Guernsey, Channel Islands. PSource is currently in voluntary wind-up and each Mr. Roberts and Mr. Toynton of Grant Thornton Limited were appointed joint liquidators of PSource at the extraordinary general meeting of PSource by a special resolution of the shareholders of PSource held on May 16, 2013. The Joint Liquidators have discretion over the management of PSource and its subsidiaries and the disposition of their respective assets, including the shares of Common Stock owned by PSource reported in this Schedule 13D. The Joint Liquidators, in their capacities as such, share voting and investment power over the shares of Common Stock held by PSource.

Page 12 of 22 Pages

Eugene Grin (“Mr. Grin”) a citizen of the United States. Mr. Grin through other entities serves as controlling principal of VCM and LCM and shares voting and investment power over all shares of Common Stock owned by VOFF SPV I, VOFF SPV II, Valens US, VCM, PSource and LCM. Mr. Grin has served as a director of the Company since July 9, 2013.

VOFF SPV I, VOFF SPV II, Valens US, VCM, PSource, LCM, Mr. Toynton, Mr. Roberts and Mr. Grin are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of VCM is Valens Capital Management LLC, 420 Lexington Avenue, Suite 2840, New York, NY 10170. The business address of each of VOFF SPV I, VOFF SPV II and Valens US is c/o Valens Capital Management, LLC, 420 Lexington Avenue, Suite 2840, New York, NY 10170. The business address of PSource is c/o Grant Thornton Limited, PO Box 313, Lefebvre House, Lefebvre Street, St. Peter Port, Guernsey, GY1 3TF Channel Islands. The business address of LCM is Laurus Capital Management, LLC, 420 Lexington Avenue, Suite 2840, New York, NY 10170. The business address of Mr. Grin is c/o Laurus Capital Management, LLC, 420 Lexington Avenue, Suite 2840, New York, NY 10170. The business address of Mr. Toynton and Mr. Roberts is c/o Grant Thornton Limited, Lefebvre House, Lefebvre Street, St. Peter Port, Guernsey, GY1 3TF, Channel Islands.

(c) The principal business of each of VOFF SPV I, VOFF SPV II, Valens US and PSource is investment. The principal business of each of VCM and LCM is the provision of management and investment management services. The principal occupation of Mr. Grin is acting as controlling Principal of VCM and LCM. The business addresses of VCM and LCM are set forth in (b) above. The principal occupation of each of Mr. Toynton and Mr. Roberts is acting as Directors of Grant Thornton Limited. The address of Grant Thornton Limited is Grant Thornton Limited, PO Box 313, Lefebvre House, Lefebvre Street, St. Peter Port, Guernsey, GY1 3TF Channel Islands.

(d) During the past five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On March 6, 2013, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the “Bankruptcy Court”). On April 18, 2013, the Company filed its First Amended Plan of Reorganization, and on June 10, 2013 the Company filed the First Modification to the First Amended Plan of Reorganization (collectively and as amended and supplemented, the “Plan”). On May 31, 2013 and June 10, 2013, the Bankruptcy Court held a confirmation hearing and confirmed the Plan, and on June 28, 2013 entered an Order Confirming Debtor’s First Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Confirmation Order”), which approved and confirmed the Plan. Copies of the First Amended Plan of Reorganization, the First Modification to the First Amended Plan of Reorganization and the Confirmation Order were included as Exhibits 10.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K filed on July 5, 2013 (the “Confirmation Current Report”) and are incorporated by reference herein. Unless otherwise specified in this Current Report on Form 8-K, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Plan.

Page 13 of 22 Pages

On July 8, 2013, the Bankruptcy Court held a hearing to consider the Response and Limited Objection by the Official Committee of Unsecured Creditors (the “Committee”) to the Plan (the “Committee Response”). At the hearing, counsel to the Debtor, the Committee, and Corps Real, LLC and the PSource /Laurus/Valens Entities announced that an agreement had been reached resolving the Committee Response and providing for a further modification of Article 9.11 to the Plan. As a result of that agreement, the Committee withdrew the Committee Response, and on July 9, 2013 the Bankruptcy Court entered an Agreed Order Resolving Response and Limited Objection by the Official Committee of Unsecured Creditors to First Modification to First Amended Plan of Reorganization (the “Agreed Order”), which included a new Article 9.11 (detailing the circumstances under which the shares issued pursuant to the Plan will be subject to “lock-up” provisions) to be added to the Plan. A copy of the Agreed Order was filed as Exhibit 10.1 to the Company’s Form 8-K dated July 9, 2013 and is incorporated by reference herein.

On July 9, 2013 (the “Effective Date”), the Plan became effective and a notice of the Effective Date of the Plan (the “Notice of Effective Date”) was filed with the Bankruptcy Court. A copy of the Notice of Effective Date was filed as Exhibit 10.2 to the Company’s Form 8-K dated July 9, 2013 and is incorporated by reference herein.

Each of the Reporting Persons acquired the shares of Common Stock reported by such Reporting Person in this Schedule 13D on July 18, 2013 pursuant to the Plan upon the conversion of outstanding senior secured indebtedness into Common Stock. The Plan provided, among other things for, (i) the cancellation of all then outstanding common stock in the Company and (ii) the conversion of virtually all pre-petition debt into new common stock of the reorganized Company as follows: (A) all outstanding indebtedness due to the Company’s senior secured lenders totaling approximately $44.0 million, was converted into new equity representing ninety-three percent (93%) of the issued and outstanding common stock in the reorganized Company; and (B) approximately $5.5 million of unsecured indebtedness outstanding under the Company's prepetition unsecured debt obligations was converted and exchanged for new equity representing seven percent (7%) of the issued and outstanding common stock in the reorganized Company. Prior to the Company’s emergence from bankruptcy, VOFF SPV I, VOFF SPV II, Valens US and PSource were the holders, respectively of an aggregate of $11,964,060, $10,722,018, $3,773,106 and $4,174,572, of senior secured indebtedness of the Company which was converted, pursuant to the Plan, respectively, into an aggregate of 24,488,567.18, 22,783,262.51, 7,722,948.52 and 7,707,715.11 shares of Common Stock.

Item 4. Purpose of Transaction.

See Item 3 for a description of the purpose of the acquisition by the Reporting Persons of the Common Stock.

At the date of this Schedule 13D, none of the Reporting Persons have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

Page 14 of 22 Pages

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Based on the Company’s Form 8-K filings dated June 28, 2013 and July 9, 2013, the Company had 100,000,000 shares of Common Stock outstanding as of July 9, 2013. Therefore, the beneficial ownership of each of the Reporting Persons is as follows:

(i). VOFF SPV I beneficially own 47,271,830 shares of Common Stock which constitutes approximately 47.27% of the issued and outstanding shares of Common Stock;

(ii). VOFF SPV II beneficially owns 22,783,263 shares of Common Stock which constitutes approximately 22.78% of the issued and outstanding shares of Common Stock;.

(iii). Valens US beneficially owns 7,722,949 shares of Common Stock which constitutes approximately 7.72% of the issued and outstanding shares of Common Stock;

(iv). VCM beneficially owns 54,994,779 shares of Common Stock which constitutes approximately 54.99% of the issued and outstanding shares of Common Stock;

(v).  PSource beneficially owns 7,707,715 shares of Common Stock which constitutes approximately 7.71% of the issued and outstanding shares of Common Stock;

(vi).  LCM beneficially owns 7,707,715 shares of Common Stock which constitutes approximately 7.71% of the issued and outstanding shares of Common Stock;

(vii). Mr. Toynton, as Joint Liquidator of PSource beneficially owns 7,707,715 shares of Common Stock which constitutes approximately 7.71% of the issued and outstanding shares of Common Stock. Mr. Toynton disclaims beneficial ownership on his individual behalf of all 7,707,715 of these shares of Common Stock;

(viii). Mr. Roberts, as Joint Liquidator of PSource beneficially owns 7,707,715 shares of Common Stock which constitutes approximately 7.71% of the issued and outstanding shares of Common Stock. Mr. Roberts disclaims beneficial ownership on his individual behalf of all 7,707,715 of these shares of Common Stock; and

(ix). Mr. Grin beneficially owns 62,702,494 shares of Common Stock which constitutes approximately 62.7% of the issued and outstanding shares of Common Stock

(b) Set forth below is information with respect to each Reporting Person as to voting and disposition rights with respect to the shares of Common Stock that are beneficially owned by such Reporting Person..

Page 15 of 22 Pages

(i). VOFF SPV I has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. VOFF SPV I has shared voting power with each of VCM and Mr. Grin with respect to 47,271,830 of the shares of Common Stock beneficially owned by it. VOFF SPV I also has shared voting power with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by it. VOFF SPV I has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. VOFF SPV I has shared dispositive power with each of VCM and Mr. Grin with respect to 47,271,830 of the shares of Common Stock beneficially owned by it. VOFF SPV I also has shared dispositive power with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by it.

(ii). VOFF SPV II has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. VOFF SPV II has shared voting power with each of VCM and Mr. Grin with respect to 22,783,263 of the shares of Common Stock beneficially owned by it. VOFF SPV II has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. VOFF SPV II has shared dispositive power with each of VOFF SPV I, VCM and Mr. Grin with respect to 22,783,263 of the shares of Common Stock beneficially owned by it.

(iii). Valens US has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. Valens US has shared voting power with each of VCM and Mr. Grin with respect to 7,722,949 of the shares of Common Stock beneficially owned by it. Valens US has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. Valens US has shared dispositive power with each of VCM and Mr. Grin with respect to 7,722,949 of the shares of Common Stock beneficially owned by it.

(iv). VCM has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. VCM has shared voting power (A) with Mr. Grin with respect to 54,994,779 of the shares of Common Stock beneficially owned by it, (B) with VOFF SPV I with respect to 47,271,830 of the shares of Common Stock beneficially owned by it, (C) with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by it and (D) with Valens US with respect to 7,722,949 of the shares of Common Stock beneficially owned by it. VCM has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. VCM has shared dispositive power (A) with Mr. Grin with respect to 54,994,779 of the shares of Common Stock beneficially owned by it, (B) with VOFF SPV I with respect to 47,271,830 of the shares of Common Stock beneficially owned by it, (C) with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by it and (D) with Valens US with respect to 7,722,949 of the shares of Common Stock beneficially owned by it.

(v). PSource has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. PSource has shared voting power with each of LCM, Mr. Toynton, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by it. PSource has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. PSource has shared dispositive power with each of LCM, Mr. Toynton, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by it.

Page 16 of 22 Pages

(vi). LCM has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by it. LCM has shared voting power with each of PSource, Mr. Toynton, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by it. LCM has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by it. LCM has shared dispositive power with each of PSource, Mr. Toynton, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by it.

(vii). Mr. Toynton has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Toynton has shared voting power with each of PSource, LCM, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Toynton has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Toynton has shared dispositive power with each of PSource, LCM, Mr. Roberts and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Toynton disclaims beneficial ownership on his individual behalf of all 7,707,715 of these shares of Common Stock.

(viii). Mr. Roberts has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Roberts has shared voting power with each of PSource, LCM, Mr. Toynton and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Roberts has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Roberts has shared dispositive power with each of PSource, LCM, Mr. Toynton and Mr. Grin with respect to 7,707,715 of the shares of Common Stock beneficially owned by him, as Joint Liquidator of PSource. Mr. Roberts disclaims beneficial ownership on his individual behalf of all 7,707,715 of these shares of Common Stock.

(ix). Mr. Grin has sole voting power with respect to 0 of the shares of Common Stock beneficially owned by him. Mr. Grin has shared voting power (A) with VCM with respect to 54,994,779 of the shares of Common Stock beneficially owned by him, (B) with VOFF SPV I with respect to 47,271,830 of the shares of Common Stock beneficially owned by it, (C) with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by him, (D) with Valens US with respect to 7,722,949 of the shares of Common Stock beneficially owned by him and (E) with each of PSource, LCM, Mr. Toynton and Mr. Roberts with respect to 7,707,715 of the shares of Common Stock beneficially owned by him. Mr. Grin has sole dispositive power with respect to 0 of the shares of Common Stock beneficially owned by him. Mr. Grin has shared dispositive power (A) with VCM with respect to 54,994,779 of the shares of Common Stock beneficially owned by him, (B) with VOFF SPV I with respect to 47,271,830 of the shares of Common Stock beneficially owned by him, (C) with VOFF SPV II with respect to 22,783,263 of the shares of Common Stock beneficially owned by him, (D) with Valens US with respect to 7,722,949 of the shares of Common Stock beneficially owned by him and (E) with each of PSource, LCM, Mr. Toynton and Mr. Roberts with respect to 7,707,715 of the shares of Common Stock beneficially owned by him.

(c) Other than the acquisition of the shares of Common Stock pursuant to the Plan, as reported in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

Page 17 of 22 Pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, including the disclosure in Item 3 with respect to certain lock-up restrictions with respect to the Common Stock contained in the Agreed Order, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
10.1	First Amended Plan of Reorganization of Biovest International, Inc. under Chapter 11 of Title 11, United States Code. *.
10.2	First Modification to the First Amended Plan of Reorganization of Biovest, International, Inc. under Chapter 11 of Title 11, United States Code. *
10.3	Order Confirming First Amended Plan of Reorganization of Biovest International, Inc. under Chapter 11 of Title 11, United States Code dated as of June 28, 2013, as modified pursuant to 11 U.S.C. 1129*

10.4	Agreed Order Resolving Response and Limited Objections by the Official Committee of Unsecured Creditors as to First Modification to First Amended Plan of Reorganization**

10.5	Notice of Effective Date***

(*) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K dated June 28, 2013.

** Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 9, 2013

*** Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated July 9, 2013

In addition, the agreement of the Reporting Persons to file this statement jointly is attached hereto as Exhibit A.

Page 18 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2013

VALENS OFFSHORE SPV I, Ltd.
by Valens Capital Management, LLC,
its Investment Manager

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

VALENS OFFSHORE SPV II, Corp.
by Valens Capital Management, LLC,
its Investment Manager

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

VALENS U.S. SPV I, LLC
by Valens Capital Management, LLC,
its Investment Manager

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

VALENS CAPITAL MANAGEMENT, LLC

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

Page 19 of 22 Pages

PSOURCE STRUCTURED DEBT LIMITED

By:	/s/ James Robert Toynton
Name:	James Robert Toynton
Title:	Joint Liquidator (for the account
of PSource Structured Debt Limited and
with no personal liability)

LAURUS CAPITAL MANAGEMENT LLC

By:	/s/ Eugene Grin
Name:	Eugene Grin
Title:	Principal

/s/ James Robert Toynton
Name:	James Robert Toynton, As Joint Liquidator of PSource Structured Debt Limited

/s/ Alan John Roberts
Name:	Alan John Roberts, As Joint Liquidator of PSource Structured Debt Limited

/s/ Eugene Grin
Name:	Eugene Grin on his individual behalf

Page 20 of 22 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, each of Valens Offshore SPV I, Ltd, Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, PSource Structured Debt Limited, Laurus Capital Management, LLC, James Robert Toynton and Alan John Roberts hereby constitutes and appoints Eugene Grin, as its or his true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: July 26, 2013

VALENS OFFSHORE SPV I, Ltd.
by Valens Capital Management, LLC,
its Investment Manager

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

VALENS OFFSHORE SPV II, Corp.
by Valens Capital Management, LLC,
its Investment Manager

	By:	/s/ Eugene Grin
	Name:	Eugene Grin
	Title:	Principal

Page 21 of 22 Pages

VALENS U.S. SPV I, LLC
by Valens Capital Management, LLC,
its Investment Manager

By:	/s/ Eugene Grin
Name:	Eugene Grin
Title:	Principal

VALENS CAPITAL MANAGEMENT, LLC

By:	/s/ Eugene Grin
Name:	Eugene Grin
Title:	Principal

PSOURCE STRUCTURED DEBT LIMITED

By:	/s/ James Robert Toynton
Name:	James Robert Toynton
Title:	Joint Liquidator (for the account
of PSource Structured Debt Limited and
with no personal liability)

LAURUS CAPITAL MANAGEMENT LLC

By:	/s/ Eugene Grin
Name:	Eugene Grin
Title:	Principal

/s/ James Robert Toynton
Name:	James Robert Toynton, As Joint Liquidator of PSource Structured Debt Limited

/s/ Alan John Roberts
Name:	Alan John Roberts, As Joint Liquidator of PSource Structured Debt Limited

Page 22 of 22 Pages

/s/ Eugene Grin
Name:	Eugene Grin on his individual behalf